Exhibit (a)(1)(i)

ESS Technology, Inc.

Offering Memorandum:
Offer to Exchange Certain Outstanding Stock Options

November 29, 2004

ESS TECHNOLOGY, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS

The Offer and your participation and withdrawal rights expire at 9:00 p.m., Pacific time, on December 27, 2004 (unless the Offer is extended).

     As more fully described in the attached disclosure document for the Offer to Exchange Certain Outstanding Stock Options (the “Offering Memorandum”), ESS Technology, Inc. (the “Company” or “ESS”) is offering to cancel and exchange outstanding stock options to purchase shares of our common stock that were granted under our 2002 Non-Executive Stock Option Plan, 1997 Equity Incentive Plan and 1995 Equity Incentive Plan (collectively, the “Stock Option Plans”). In addition, any options granted to a participating optionee between the date that is six months preceding the date the Offer commences and the Cancellation Date that have a lower exercise price than any option he or she tenders will automatically be tendered for cancellation and exchange. We intend to exchange the cancelled options for replacement stock options that we will grant at least six months and one day after the date on which we cancel the options we accept for exchange. The exercise price of the replacement options will be the fair market value of our common stock on the date they are granted, which could be higher or lower than the exercise price of the options for which they were exchanged. Otherwise, except as described in the Offering Memorandum, the replacement options will cover the same number of shares and will be vested and exercisable to the same degree as the original options would have been had they not been cancelled. All optionees who are employees (including officers) or consultants of the Company or our subsidiaries are eligible to participate in the option exchange. The option exchange will be effected on the terms and subject to the conditions described in the Offering Memorandum.

     Before deciding whether to tender your options for exchange, you should carefully review the Offering Memorandum and the accompanying Election Form (Attachment A), form of Notice of Change of Election (Attachment B) and Agreement to Grant Replacement Option (Attachment C) (collectively, the “Offer”), and the information on the Company’s business and financial status to which we refer you in the Offering Memorandum. Neither we nor our board of directors makes any recommendation as to whether you should tender, or refrain from tendering, your options. You must decide, together with your own legal, financial or other advisors, whether or not to tender your options.

     We are not making this offer to, and we will not accept any tender of options from, optionees in any jurisdiction in which the Offer or the acceptance of tendered options would be unlawful. At our discretion, however, we may take any actions necessary to enable us to make the Offer to optionees in any such jurisdiction.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender, or refrain from tendering, your options pursuant to the Offer. You should rely only on the information contained in the Offering Memorandum, the accompanying form documents and the information to which we refer you. We have not authorized anyone to give you any information or to make any representation in connection with the Offer that is different from the information and representations contained in the Offering Memorandum and the accompanying form documents, and you should not rely on any such recommendation, representation or information as having been authorized by us.

     We must receive all required tender documents no later than 9:00 p.m., Pacific time, on December 27, 2004 (or, if we extend the Offer, no later than 9:00 p.m., Pacific time, on the last day of the extended Offer period). You may not tender options, or change a previous election to tender, after this time.

OFFERING MEMORANDUM

FOR

OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS

Summary: Frequently Asked Questions

     This section summarizes, in question-and-answer format, the material terms of the Offer. The complete description of the Offer begins on page 15 of this Offering Memorandum. Because this summary does not contain all of the information you should consider in deciding whether to accept the Offer, you should read carefully the remainder of this Offering Memorandum and the accompanying Election Form, Notice of Change of Election and Agreement to Grant Replacement Option, as well as the information to which we refer you.

General Questions About the Offer and the Option Exchange Program

•	What is the Offer?

     We are offering to exchange outstanding stock options to purchase shares of the Company’s common stock that we granted to eligible optionees under our 2002 Non-Executive Stock Option Plan, 1997 Equity Incentive Plan and 1995 Equity Incentive Plan (collectively, the “Stock Option Plans”) before the commencement of the Offer. In addition, any options granted to you between the date that is six months preceding the date the Offer commences and the Cancellation Date (as defined below) that have a lower exercise price than any option you tender will automatically be tendered for exchange. In exchange for each cancelled option, subject to the terms and conditions of the Offer, you will be entitled to receive a replacement option on the date that is six months and one day (or as soon as practicable thereafter) (the “Replacement Grant Date”) after the day on which we cancel your option (the “Cancellation Date”), provided you continue to have a service relationship as an employee (including officers) or consultant (as applicable) of the Company, our subsidiary or any successor company in a merger or acquisition (as applicable) on the Replacement Grant Date. The exercise price of the replacement option will be equal to the closing sales price of our common stock as reported on the Nasdaq National Market (the “Fair Market Value”) on the Replacement Grant Date. Otherwise, except as described below, each replacement option will cover the same number of shares and will be vested and exercisable to the same degree as your original option would have been had it not been cancelled.

•	Why is the Company making the Offer?

     One of the keys to the success of our business is the retention of our most valuable asset, our team of employees and consultants. We are making the Offer because some of our outstanding options, whether or not currently exercisable, have exercise prices that are significantly higher than the recent range of trading prices of our common stock. We believe that, because our employees and consultants are unlikely to exercise these “out-of-the-money” options in the foreseeable future, these options do not provide the incentive to participate in our growth and success and to acquire and maintain share ownership in the Company that we intended them to have.

     This voluntary option exchange program will allow eligible optionees to exchange out-of-the-money options for replacement options that will have exercise prices equal to the Fair Market Value on the Replacement Grant Date. Through this option exchange program, we intend to provide our eligible employees and consultants with the benefit of holding options that, over time, may have a greater potential to increase in value and create better performance incentives, thereby maximizing shareholder value. Because we will not grant the replacement options until at least six months and one day after the Cancellation Date, however, the replacement options may have a higher exercise price than the cancelled options.

•	Who is eligible to participate?

     Eligible optionees include all optionees who are employees (both full and part time, and officers) or consultants of the Company or of our subsidiaries on the date the Offer commences. As discussed more fully below and elsewhere in this Offering Memorandum, however, if you tender one or more option grants for exchange but are not providing service to the Company on the Replacement Grant Date, you will not receive a replacement option or any other consideration for your cancelled option.

     You may submit for cancellation and exchange under the Offer any option grants (or unexercised portions of partially exercised option grants) that were granted under one of the Stock Option Plans and will be outstanding on the Cancellation Date. In addition, in order to be eligible to participate in the Offer, you must agree to the automatic tender of any options that were granted to you between the date that is six months preceding the date the Offer commences and the Cancellation Date and have an exercise price lower than the exercise price of any option you tender. For example, if you tender an option with an exercise price of $10.00 per share, then you will automatically tender any option granted to you on or after May 29, 2004 that has an exercise price of less than $10.00.

•	How does the option exchange program work?

     If you are an eligible optionee who wishes to participate in the Offer, you must make a voluntary election to cancel and exchange one or more eligible options grants before 9:00 p.m., Pacific time, December 27, 2004 (or, if the Offer is extended, on or before the last day of the extended Offer period) (the “Expiration Time”). Your election to tender an option, if not validly withdrawn before the Expiration Time, will be irrevocable after that time. As promptly as practicable after the Cancellation Date, we will issue to you, for each option that you tender and we cancel, an Agreement to Grant Replacement Option in which we will commit to grant to you a replacement option to purchase the same number of shares of our common stock as were subject to your cancelled option, so long as you continue to provide service to the Company on the Replacement Grant Date.

     Generally, the replacement option will have the same terms and conditions as the cancelled option, except that the exercise price per share will be equal to the Fair Market Value on the Replacement Grant Date and the term of the option will be ten years from the Replacement Grant Date. In addition, if your service relationship terminates within ten years of the Replacement Grant Date for any reason other than death, disability or cause, your option will terminate 90 days after your termination, if your service relationship terminates within ten years of the Replacement Grant Date as a result of your death or disability, your option will terminate 12 months after your termination, and if you are terminated for cause, your option may immediately terminate. The replacement option will be vested and exercisable at grant as to the same number of shares that would have vested under the cancelled option as of the Replacement Grant Date had that option not been cancelled.

•	What do I need to do to participate in the Offer?

     To tender options for exchange, you must complete, sign and date an Election Form and ensure that we receive it, together with any other required documents, before the Expiration Time. You may deliver the required documents to us in the following ways: you may deliver the Election Form to the person designated below by hand, fax or registered mail or overnight courier. If you hand-deliver the form, you will receive a written receipt. If you use fax, you must obtain a fax confirmation. If you use registered mail or overnight courier, you must obtain a signature at delivery.

Delivery by hand, mail or courier:
Attn: Jayme Vieth (Receptionist)
ESS Technology, Inc.
48401 Fremont Blvd.
Fremont, California 94538

Fremont, California 94538

Delivery by fax:
Attn: Stock Administrator
Facsimile: (510) 492-1388

If we do not receive your complete and correct Election Form and other required documents before the Expiration Time, you will not be able to exchange your options. We will determine, at our discretion, all questions and interpretations as to the Election Form and other documents and the validity, eligibility (including time of receipt) and acceptance of tenders.

Questions About Repricing and Alternatives to the Option Exchange Program

•	Is this option exchange program a repricing?

     No. We do not believe that the Offer to exchange options constitutes an option repricing under current financial accounting rules. In an option repricing, an option would either be (a) immediately repriced or (b) cancelled and replaced with a replacement option within six months of the cancellation. An option repricing would result in negative financial accounting consequences, as described below.

•	Why can’t the Company just reprice my options, as other companies have done?

     The accounting standards of the Financial Accounting Standards Board require variable accounting treatment for repriced options (or option grants that are deemed to be repricings). In variable accounting, a company must record an expense against its earnings in each quarter until the repriced option is exercised, cancelled or expired, for an amount equal to the difference between the new exercise price of the repriced option and the then fair market value of the underlying shares. If we were to simply reprice options, the resulting financial accounting consequences could seriously harm our operating results.

Questions About Options Submitted for Exchange

•	Which options can I elect to tender?

     If you elect to participate in the Offer, you may elect to tender any option grant that was granted under one of our Stock Option Plans. You may also be required to automatically tender certain option grants, as discussed in the next question.

•	Can I choose which option grants to tender, if I have multiple option grants?

     You may tender one or more, or none, of your eligible option grants. Except as described below with respect to an option with a lower exercise price granted to you between the date that is six months preceding the date the Offer commences and the Cancellation Date, your election to tender or hold your options is entirely at your discretion.

     If you tender one or more eligible options, any options with a lower exercise price than the tendered option that were granted to you between the date that is six months preceding the date the Offer commences and the Cancellation Date will be automatically tendered as well. The Offer commenced on November 29, 2004. This means that, unless we extend the Offer as described in this Offering Memorandum and the Cancellation Date is correspondingly delayed, you must agree to automatically tender any options granted to you since and including May 29, 2004 that have a lower exercise price than any option you elect to tender.

•	Can I tender the remaining portion of an option grant that I have already partially exercised?

     You may tender the remaining unexercised portion of an eligible option grant that you have partially exercised. If we accept your election, you will receive a replacement option for the same number of shares as were subject to the unexercised portion of your cancelled option.

•	Can I exchange only a portion of an option that I have not exercised?

     Because of accounting restrictions, you may not exchange only a portion of an outstanding option grant that has not yet been exercised. You must tender an unexercised option grant, or the remaining unexercised portion of a partially exercised option grant, in its entirety.

•	If I elect to accept the Offer, what will happen to my options?

     If you elect to participate in the option exchange program, on the Cancellation Date we will cancel any option(s) that you have tendered for exchange and we have accepted. On the Replacement Grant Date, provided you continue to provide service to the Company, we will grant you a replacement option in exchange for your cancelled option. Because of accounting restrictions, you will not be eligible to receive any additional options until that date.

Questions About Replacement Options

•	How many shares will be subject to the replacement option?

     The number of shares of our common stock subject to the replacement option will be equal to the number of shares subject to the cancelled option (or the unexercised portion of the cancelled option, if partially exercised). The number of shares of our common stock subject to the replacement option will be subject to adjustment for any stock splits, reverse stock splits, stock dividends or similar events that may occur between the Cancellation Date and the Replacement Grant Date.

•	What will be the terms of the replacement option?

     We will grant the replacement option under one of the Stock Option Plans, pursuant to a new stock option agreement between you and us. Except for the exercise price and the expiration date of the option, your replacement option will generally have the same terms and be subject to the same conditions as your cancelled option. The replacement option will have a term of ten years, beginning on the Replacement Grant Date, provided that the option will terminate earlier if your service terminates as follows: (1) if your service relationship terminates for any reason other than death, disability or cause, your option will terminate 90 days after your termination, (2) if your service relationship terminates as a result of your death or disability, your option will terminate 12 months after your termination, and (3) if you are terminated for cause, your option may immediately terminate.

•	What will be the vesting schedule of the replacement option?

     The replacement option will vest on the same schedule as that of the cancelled option. This means that the replacement option will be vested and exercisable on the Replacement Grant Date as to the number of shares that would have been vested under the cancelled option as of the Replacement Grant Date had the cancelled option continued to vest on its original schedule.

•	What will be the exercise price of the replacement option?

     The exercise price of the replacement option will be the Fair Market Value on the Replacement Grant Date. The Replacement Grant Date will be at least six months and one day after the Cancellation Date, and we cannot predict what the price of our common stock will be on that date. The exercise price of your replacement option may be higher than the exercise price of your cancelled option. Even if the exercise price of the replacement option is lower than the exercise price of the cancelled option, we cannot guarantee that the price of our common stock, and therefore the value of your option, will increase or maintain the same level after the Replacement Grant Date.

•	Will the replacement option be an ISO or an NSO?

     If the option we accept for exchange is an incentive stock option (“ISO”), the replacement option will also be an ISO to the extent it qualifies as an ISO under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). For example, the Code provides that, to the extent the aggregate exercise price of shares subject to ISOs held by an optionee that first become exercisable in any calendar year exceeds $100,000, the portion that exceeds $100,000 will be treated as a nonqualified stock option (an “NSO”). Both the portion of your replacement ISO(s) that are vested on the Replacement Grant Date and the portion of your replacement ISO(s) that become vested during the remainder of the 2005 calendar year count toward your $100,000 limit. As a result, all or part of your replacement option(s) may not qualify for ISO treatment. In addition, notwithstanding anything stated herein, if you are a 10% stockholder, any replacement option granted to you as an ISO will have an exercise price equal to 110% of the Fair Market Value on the Replacement Grant Date.

Questions About Participation in the Offer

•	What is the deadline to tender options, and what will happen if I do not turn in my Election Form by the deadline?

     The deadline to tender options is the Expiration Time, 9:00 p.m., Pacific time, on December 27, 2004 or such later time as we extend the Offer. We must receive your completed and signed Election Form(s) and any other required documents before the Expiration Time. We may, in our discretion, extend the Offer at any time, but do not anticipate extending the Offer and we cannot guarantee that the Offer will be extended and, if extended, for how long. If we do not receive your documents before the Expiration Time, you will not be able to participate in the option exchange. All options you currently hold will remain intact, with their current exercise price, vesting schedule and other terms.

     We reserve the right to reject any tendered option, including those submitted on Election Forms that we determine are not in the appropriate form (for example, those that do not contain all of the requested information or that contain incorrect or incomplete information) or that we determine are unlawful to accept.

•	If I participate in the Offer, when will my current options be cancelled?

     Tendered options we accept for exchange under the Offer will be cancelled on the day after the Expiration Time, or as soon as practicable thereafter.

•	When will the replacement options be granted?

     We will grant the replacement options on the Replacement Grant Date, which will be six months and one day after the Cancellation Date (or as soon as practicable thereafter). If we cancel the options accepted for exchange on December 28, 2004, the Replacement Grant Date will be on or about June 29, 2005.

•	Why won’t I receive my replacement options immediately after the expiration of the Offer?

     If we were to grant the replacement options earlier than six months and one day after the Cancellation Date, the new grants would be deemed to be repricings and we would be required to record a variable compensation expense against our earnings. By deferring the grant of the replacement options for at least six months and one day, we believe that we will not have to record that compensation expense.

•	When will I receive my new stock option agreement?

     As soon as practicable after the Cancellation Date, we will send you an Agreement to Grant Replacement Option (Attachment C) for each of your options we accept for exchange. We plan to send you a new stock option agreement for each replacement option within 12 weeks after the Replacement Grant Date.

•	May I withdraw or change my previous election to tender?

     You may withdraw or change a previous tender at any time before the Expiration Time. To do so, you must deliver to us before the Expiration Time, using hand delivery, fax, registered mail or overnight courier as described above, a completed Notice of Change of Election, in which you will specify either (a) the option(s) you now elect to tender (omitting any option(s) you no longer wish to tender) or (b) that you elect to withdraw all of your options and decline the Offer in its entirety. If you properly submit a Notice of Change of Election, your previously submitted Election Form will be disregarded to the extent specified in the Notice of Change of Election, and you will be deemed to have tendered only the options listed on the Notice of Change of Election (or to have withdrawn all of your options and declined to participate in the option exchange program, if you so specify). If your Notice of Change of Election does not list an option that you had previously listed on an Election Form, you will be deemed to have withdrawn your tender of that option and may re-tender that option only by again following the change of election procedures described above.

Questions About Deciding Whether to Participate in the Offer

•	How should I decide whether or not to participate in the option exchange?

     The exercise price of the replacement option may be higher than the exercise price of your current option, and there are no guarantees that you will continue to provide service to the Company on the Replacement Grant Date. You must therefore make your own decision whether to participate, which will depend largely on your assumptions about the future performance of our business, the future economic and equity market environments in the United States and worldwide, your continued relationship with the Company and other factors of personal importance to you.

     Before deciding whether to tender your options, you should consult with your personal legal, financial and tax advisors and carefully review the information regarding the Offer and our business and financial condition that we have provided or to which we refer you.

•	What if I cease providing service to the Company before the Replacement Grant Date?

     Any election to tender you make and do not withdraw before the Expiration Time will be irrevocable after that time. If you cease providing service to the Company for any reason before your replacement option is granted on the Replacement Grant Date, you will not have the right to receive a replacement option, the return of your cancelled option or any other consideration for your cancelled option. In other words, if you are not providing service to the Company on the Replacement Grant Date, regardless of the reason, you will receive nothing in exchange for your cancelled option.

     You should also note that neither eligibility to participate nor actual participation in the Offer conveys any right to remain employed or engaged by the Company or our subsidiaries (or any successor company in a merger or acquisition). If your employment or consulting relationship is currently at will, it will continue to be at will and the Offer will not change the status of any existing employment or consulting agreements to which you may be a party.

•	What happens if the Company is acquired by another entity before the Replacement Grant Date?

     It is possible that we could enter into a merger or other acquisition agreement with another entity before the Replacement Grant Date, although we have no plan to do so at this time. Our Agreement to Grant Replacement Option is a binding contract. Under contract law, any successor company to the Company following a stock acquisition would be obligated to honor that commitment unless it procures a waiver from the participating optionees. If, however, your service with the successor company ceases, for any reason, you would lose your right to receive a replacement option or any other consideration for your cancelled option, just as you would had we not been acquired. Unless you were to enter into an employment agreement with the acquiring company, your employment or consulting relationship with that company would be at will, terminable by either party at any time and for any reason or no reason, and you could be terminated by the acquiring company before the Replacement Grant Date.

     In any event, effecting a merger or acquisition transaction could have a substantial effect on our stock price, including potentially substantial appreciation in the market price of our common stock, and could deprive optionees of any further price appreciation in the common stock underlying their replacement options. In addition, if we were acquired for share consideration, tendering optionees might receive options to purchase shares of a different issuer.

•	What are the U.S. federal income tax consequences of my participation in the Offer?

     We believe that the cancellation and exchange of options pursuant to the terms of the Offer will be treated as a nontaxable exchange for U.S. federal income tax purposes. This means that, at the time your options are cancelled or at the time we grant you the replacement options, you will not recognize taxable income.

     If your cancelled option was an ISO, we intend to treat your replacement option as an ISO to the extent permitted by applicable law. Because the replacement option will be treated as a new grant, however, the replacement option must satisfy the ISO requirements as of the Replacement Grant Date. For example, the replacement option will be subject to the $100,000 annual limit on ISOs first becoming exercisable, and the holding periods required for favorable tax treatment of ISOs will restart on the Replacement Grant Date. In addition, notwithstanding anything stated herein, if you are a 10% stockholder, any replacement option granted to you as an ISO will have an exercise price equal to 110% of the Fair Market Value on the Replacement Grant Date. If you elect not to tender any options, your choice not to participate in the Offer will not affect the U.S. federal income tax treatment of any ISO you hold.

     You may be subject to tax other than U.S. federal income tax. Therefore, you should consult with your own tax advisor to determine the tax consequences of the Offer applicable to your particular situation.

•	Are there any conditions to the Offer?

     The Offer is subject to those conditions discussed in this Offering Memorandum. The Offer is not conditioned, however, on the tender by a minimum number of optionees or the tender of options covering a minimum number of shares.

•	What does the Company’s board of directors think of the Offer?

     Although our board of directors has approved the option exchange program and the Offer, neither we nor the board makes any recommendation as to whether you should tender, or refrain from tendering, your options.

Additional Questions

•	What happens if the replacement options end up out-of-the-money again?

     We consider the Offer to be a one-time-only offer. Although the Fair Market Value of our common stock will fluctuate over the 10-year term of the replacement options and could decline below the exercise price, we do not expect to offer another option exchange program in the foreseeable future. While we hope that our market performance will allow the replacement options to appreciate in value, we cannot guarantee the future price of our common stock or that it will exceed the exercise price of the replacement options on the Replacement Grant Date or on any date thereafter.

•	Who can I contact if I have questions about the Offer?

     For additional information or assistance, you should contact the Stock Administrator at stockadmin@esstech.com or (510) 492-1377.

RISK FACTORS RELATING TO THE OFFER

     Participation in the option exchange program involves a number of potential risks. This section highlights the material risks of accepting the Offer and tendering your options for cancellation and exchange. You should carefully consider these risk factors and the risk factors relating to our business and financial condition described in the section entitled “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Future Results” in our Annual Report on Form 10-K for the year ended December 31, 2003. In addition, you should carefully read the remainder of this Offering Memorandum, the Election Form and the Notice of Change of Election for a more complete discussion of the risks that may apply to you before deciding to accept the Offer.

Economic Risks

•	If the Fair Market Value of our common stock increases after the Cancellation Date, your cancelled options might have been worth more than the replacement options you receive in exchange for them.

     We cannot predict the exercise price of the replacement options. Because we will not grant replacement options for at least six months and one day after the Cancellation Date, the replacement options may have a higher exercise price than some or all of your cancelled options. For example, if you tender and we cancel options with a $10.00 exercise price and the price of our common stock rises to $11.00 per share on the Replacement Grant Date, your replacement option will have a higher exercise price and therefore be worth less than your cancelled option.

•	Participating employees and consultants will be ineligible to receive any options until the Replacement Grant Date.

     Employees and consultants are generally eligible to receive option grants at any time that the board of directors chooses to make them. Because of the financial accounting consequences of option grants made between the date that is six months preceding the date the Offer commences and the Cancellation Date, however, employees and consultants who tender options will be ineligible to receive any option grants until after the Replacement Grant Date, which will be on or about June 29, 2005 at the earliest. After that date, any additional grant(s) to you will be made at our sole discretion.

•	If you cease providing services to the Company before we grant the replacement option, you will receive neither a replacement option nor any other consideration for your cancelled option.

     Any election to tender you make and do not withdraw before the Expiration Time will be irrevocable after that time. Once we cancel your option, it is gone for good. The cancellation of your option gives you only a conditional right to receive a replacement option. This right is subject to, among other things, your continuing to provide service to the Company on the Replacement Grant Date. If you cease providing service to the Company for any reason before the Replacement Grant Date, you will not receive a replacement option, the return of your cancelled option or any other consideration for your cancelled option.

•	If we are acquired by another company before we grant the replacement option, you could be terminated and lose the right to receive a replacement option.

     If we are acquired by another company and the successor company in the acquisition assumes our obligation to grant replacement options, in order to receive a replacement option you will be required to be performing services to the successor company as of the Replacement Grant Date. Unless you enter into an employment agreement with the successor company, your employment or consulting relationship with that company will be at will, terminable by either party at any time and for any reason or no reason. The successor company could terminate you before the Replacement Grant Date, and you would lose your right to receive a replacement option or any other consideration.

•	If we are prohibited by applicable law from granting new options, you will receive neither a replacement option nor any other consideration for your cancelled option.

     We will not grant replacement options if applicable law (including applicable federal, state or foreign statues, rules, regulations, orders and policies or the requirements of governmental and nongovernmental entities to which we are subject) prohibits us from doing so. Such a prohibition could result from changes in the rules, regulations or policies of the Securities and Exchange Commission (the “SEC”) or in the listing requirements of the Nasdaq National Market. We are unaware of, and do not anticipate, any such prohibition at this time, and we will use all reasonable efforts to effect the transactions contemplated by the Offer. If the cancellation of tendered options or the grant of replacement options is prohibited, however, we will not grant you any replacement options and you will not receive a replacement option, the return of your cancelled option or any other compensation for your cancelled option.

U.S. Federal Income Tax-Related Risks

•	Your replacement option may not qualify for ISO treatment even if your cancelled option was an ISO.

     If your cancelled option was an ISO, we intend to treat your replacement option as an ISO, but only to the extent that it qualifies as an ISO under Section 422 of the Code. For example, the Fair Market Value of shares subject to ISOs that first become exercisable by the optionee in any calendar year cannot exceed $100,000, as determined using the aggregate exercise price of the ISOs. To the extent the aggregate exercise price of your ISOs exercisable in any one calendar year exceeds this $100,000 limit, your ISOs will be treated as NSOs. Your participation in the Offer could cause your ISOs to exceed this limit, because both the portion of your replacement ISO(s) that are vested on the Replacement Grant Date and the portion of your replacement ISO(s) that become vested during the remainder of the 2005 calendar year count toward your $100,000 limit. In addition, notwithstanding anything stated herein, if you are a 10% stockholder, any replacement option granted to you as an ISO will have an exercise price equal to 110% of the Fair Market Value on the Replacement Grant Date.

     If you decline to participate in the option exchange program, the Offer will not affect the U.S. federal income tax treatment of the ISOs you hold, your subsequent exercises of those ISOs and any sales of shares acquired upon the exercise of those ISOs.

Business-Related Risks

     For a description of risks related to our business, you should review the section entitled “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Future Results” in our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 15, 2004 and the section entitled “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Future Results” in our most recent Quarterly Report on Form 10-Q for the period ended September 30, 2004, filed with the SEC on November 9, 2004. Section 19 of the Offering Memorandum provides information on how you may obtain a copy of the Annual Report and our other SEC filings, free of charge.

OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS

INTRODUCTION

     ESS Technology, Inc. (“ESS” or the “Company”) is offering to exchange outstanding stock options to purchase shares of our common stock that were granted under our 2002 Non-Executive Stock Option Plan, 1997 Equity Incentive Plan and 1995 Equity Incentive Plan (the “Stock Option Plans”), and are held by eligible optionees, for replacement stock options we intend to grant in the future. Eligible optionees include all optionees who are employees (both full and part time, and officers) or consultants of ESS or any of our subsidiaries on the date the Offer (as defined below) commences. For each option that we accept for cancellation and exchange, the tendering optionee will be entitled to receive a replacement option, to be granted under the applicable Stock Option Plan on the date (the “Replacement Grant Date”) that is six months and one day (or as soon as practicable thereafter) after the date on which we cancel the option (the “Cancellation Date”), provided that the optionee’s relationship as an employee or consultant (as applicable) of ESS, our subsidiary or any successor company to ESS in a merger or acquisition (as applicable) (the optionee’s “Service Status”) continues without interruption until the Replacement Grant Date. The exercise price of the replacement option will be the closing sales price per share of our common stock as reported on the Nasdaq National Market (the “Fair Market Value”) on the Replacement Grant Date. Otherwise, except as described in Section 2 of this Offer to Exchange Certain Outstanding Stock Options (the “Offering Memorandum”), a replacement option will cover the same number of shares and will be vested and exercisable to the same degree as the corresponding cancelled option would have been had it not been cancelled. The terms of the replacement option are described in more detail in Section 2 of this Offering Memorandum.

     We are making the Offer on the terms and subject to the conditions described in this Offering Memorandum, which, together with the accompanying Election Form, form of Notice of Change of Election and form of Agreement to Grant Replacement Option, as they may be amended from time to time, constitute the “Offer.” The Offer is not conditioned on the acceptance of the Offer by a minimum number of optionees or the tender of options covering a minimum number of shares.

THE OFFER

1.	Eligible Options; Replacement Options; Employment Status; Expiration and Extension of Offer; Notification.

     Options Subject to Offer. Upon the terms and subject to the conditions of the Offer, any option grant (or the remaining unexercised portion of a partially exercised option grant) that is held by an eligible optionee and is outstanding under one of the Stock Option Plans as of the Expiration Date may be tendered pursuant to the Offer. We will not accept any tender of less than an entire option grant (or, in the case of a partially exercised option, less than all of the remaining unexercised portion of the option grant). In addition, in order to be eligible to participate in the option exchange program, you must agree to automatically tender any options granted to you between (a) the date that is six months preceding the date the Offer commences and (b) the Cancellation Date that have an exercise price lower than the exercise price of any option you tender.

     As of November 22, 2004, options to purchase an aggregate of 8,864,440 shares of our common stock were outstanding under the Stock Option Plans, which number represents 97% of the shares subject to options outstanding under all of our stock option plans. Of the options outstanding under the Stock Option Plans, options to purchase 8,801,938 shares of our common stock, or 99% of the shares subject to options outstanding under the Stock Option Plans and 97% of the shares subject to options outstanding under all of our stock option plans, were eligible for tender in the Offer. This information includes options that could be automatically tendered as described in the previous paragraph.

     Replacement Options. For each option that you properly tender and we accept for exchange, unless we terminate the Offer in accordance with its terms, you will be entitled to receive, on the Replacement Grant

Date, a replacement option to purchase the same number of shares that were subject to the cancelled option (or the unexercised portion of the cancelled option, if partially exercised), at a price per share equal to the Fair Market Value on the Replacement Grant Date. The terms of the replacement option will be as described in Section 2 of this Offering Memorandum.

     Service Status. If your service as an employee or consultant with us, our subsidiaries, or any successor company (“Service Status”) does not continue without interruption until the Replacement Grant Date, you will not receive a replacement option, the return of your cancelled option or any other consideration for your cancelled option. In other words, if your Service Status terminates before the Replacement Grant Date for any reason, you will receive nothing for your cancelled option. Terminations of Service Status include, without limitation, the termination of your employment or consulting relationship with us, our subsidiaries or any successor company, including termination without cause or with good reason and termination as a result of death or disability. A change in your employment or engagement status (for example, from employee to consultant), is not considered a termination of your Service Status.

     Expiration and Extension of Offer. The Offer, and your right to tender options and to withdraw or change any previous election to tender options, will expire (the “Expiration Time”) at 9:00 p.m., Pacific time, on December 27, 2004, or if we, at discretion, extend the Offer, at 9:00 p.m., Pacific time, on the last day of the extended Offer period. If you wish to accept the Offer and participate in the option exchange program, you must make a voluntary election before the Expiration Time to tender one or more unexercised option grants for cancellation and exchange. Any tender of options, if not validly withdrawn before the Expiration Time, will be irrevocable after that time. If you do not tender options before the Expiration Time, those options will remain intact, with their current exercise price, vesting schedule and other terms.

     If we decide to extend the Offer, we will notify you of the extension no later than 6:00 a.m., Pacific time, on December 28, 2004. If we extend the Offer, we must receive the required documents before the extended Expiration Time. Section 17 of this Offering Memorandum describes our rights to extend, terminate or amend the Offer.

2.	Terms of Replacement Options.

     Each replacement option will be granted under one of the Stock Option Plans. We will enter into a new stock option agreement with each participating optionee with respect to each replacement option granted pursuant to the Offer.

     Term. Each replacement option will have a term of ten years, beginning on the Replacement Grant Date, provided that the option will terminate earlier if your Service Status terminates as follows: (1) if your Service Status terminates for any reason other than death, disability or cause, your option will terminate 90 days after your termination, (2) if your Service Status terminates as a result of your death or disability, your option will terminate 12 months after your termination, and (3) if your Service Status is terminated for cause, your option will immediately terminate.

     Shares Subject to Option. The number of shares of our common stock subject to the replacement option will be equal to the number of shares subject to the cancelled option (or the unexercised portion of the cancelled option, if partially exercised). The number of shares of our common stock subject to the replacement option will be subject to adjustment for any stock splits, reverse stock splits, stock dividends or similar events that may occur between the Cancellation Date and the Replacement Grant Date.

     Vesting Schedule. On the Replacement Grant Date, the replacement option will be vested and exercisable as to the number of shares that would have vested as of the Replacement Grant Date under the cancelled option had the option continued to vest on its original vesting schedule.

     Exercise Price. The exercise price for the replacement option will be the Fair Market Value on the Replacement Grant Date. We cannot predict what our stock price will be on that date, and the exercise price of a replacement option may be higher than the exercise price of the cancelled option for which it was exchanged.

     ISO Status. A replacement option granted under the Stock Option Plans may be an ISO to the extent the corresponding cancelled option (a) was an incentive stock option (“ISO”) and (b) qualifies as an ISO under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). Depending on the applicability of the ISO tax rules, all or part of a replacement option may not qualify for ISO treatment. See Section 10 for a discussion of ISO treatment and other provisions of the Code applicable to the Offer.

     Other Terms. Other terms of the replacement option will be substantially identical to those of the cancelled option, as set forth in the stock option agreement for the cancelled option and the applicable Stock Option Plan. You should carefully review your stock option agreement for any option you may tender, as well as the applicable Stock Option Plan and Stock Option Plan summary, to familiarize yourself with the terms to which the replacement options would generally be subject.

     We will provide you with additional copies of the Stock Option Plans free of charge, upon request to the Stock Administrator at stockadmin@esstech.com or (510)492-1388.

     Our descriptions in this Offering Memorandum of the replacement options to be granted under the Stock Option Plans are summaries and do not purport to be complete. They are subject to, and are qualified in their entirety by reference to, the provisions of the Stock Option Plans and the applicable stock option agreements.

3.	Purpose of the Offer; No Extraordinary Transactions; No Recommendation.

     Purpose of the Offer. We grant options under the Stock Option Plans to enhance our long-term stockholder value by offering opportunities to our employees and consultants to participate in our growth and success, to give them incentive to help our business succeed and to encourage employees and consultants to acquire and maintain stock ownership in ESS. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the recent range of trading prices of our common stock. By offering to exchange outstanding options for replacement options that will have an exercise price equal to the Fair Market Value on the Replacement Grant Date, we intend to provide our eligible employees and consultants with the benefit of holding options that over time may have a greater potential to increase in value and create better performance incentives, thereby maximizing stockholder value. Because we will not grant the replacement options until at least six months and one day after the Cancellation Date, however, the replacement options may have a higher exercise price than that of the cancelled options.

     Extraordinary Transactions. From time to time we engage in strategic transactions with business partners, customers and other third parties. We may engage in transactions in the future with these or other companies that could significantly change our corporate structure, ownership or organization. We also consider from time to time adopting various measures, such as a stockholder rights plan, that could impede the acquisition of control of ESS by any person. Finally, we may add additional qualified members to our board of directors or expand our senior management team. Any of these transactions or changes could significantly affect the Fair Market Value of our common stock. If we engage in such a transaction or make such a change before the Replacement Grant Date, the Fair Market Value of our common stock could increase (or decrease) in value, and as a result the exercise price of the replacement options could be higher (or lower) than the exercise price of options you elect to tender as part of the Offer. You will be at risk for any such increase in the Fair Market Value before the Replacement Grant Date, and therefore at risk that the exercise price of your replacement options will be higher than the exercise price of your cancelled options, for these or any other reasons.

     Subject to the foregoing and except as otherwise disclosed in this Offering Memorandum or in our Securities and Exchange Commission (“SEC”) filings, neither we nor any of our executive officers or directors presently have any plans or proposals that relate to or that would result in any of the following:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ESS;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend policy, indebtedness or capitalization;

•	any change in our present board of directors or management, including a change in the number or term of directors or filling any existing board vacancies, or any change in a executive officer’s material terms of employment;

•	any other material change in our corporate structure or business;

•	the failure of our common stock to be quoted on Nasdaq, the eligibility of our common stock for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”), or the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of a material amount of our common stock or the disposition of a material amount of our common stock; or

•	any change in our articles of incorporation or bylaws or the taking of any actions that may impede the acquisition of control of ESS by any person.

     No Recommendation. Neither we nor our board of directors makes any recommendation as to whether you should tender, or refrain from tendering, your options, and we have not authorized anyone to make such a recommendation.

     You should carefully evaluate, in consultation with your own legal, financial and tax advisors, the information provided in this Offering Memorandum and to which we have referred you. You must make your own decision as to whether you should tender your options.

4.	Procedure for Tendering Options.

     Proper Tender of Options. To validly tender one or more option grants for cancellation and exchange pursuant to the Offer, you must fully and correctly complete, execute and deliver an Election Form to us before the Expiration Time. You must deliver the required documents to the representative designated below using one of the methods indicated.

Method of Delivery	Deliver To
Hand delivery	Jayme Vieth (Receptionist). You must obtain a written receipt from Jayme Vieth.
Facsimile	(510) 492-1388. You must obtain a fax confirmation.
Registered Mail or	Jayme Vieth (Receptionist)
Overnight Courier	ESS Technology, Inc.
48401 Fremont Blvd.
Fremont, California 94538

Method of Delivery	Deliver To
Telephone: (510) 492-1088
If you deliver by mail, you must use registered mail, signature requested. If you deliver by overnight courier, you must obtain a signature at delivery.

The delivery and method of delivery of all documents, including the Election Form, Notice of Change of Election are at your own risk. In all cases, you should allow sufficient time to ensure timely delivery. Note that delivery does not, in any way, reflect acceptance of the tender on ESS’s part.

     Options to Be Tendered. We will not accept partial tenders of option grants. If you tender, you must tender all or none of an unexercised option grant or the entire remaining portion of a partially exercised option grant. If you tender the remaining unexercised portion of an eligible option grant that you have partially exercised, you will receive a replacement option for the same number of shares as were subject to the unexercised portion of your partially exercised cancelled option grant.

     In addition, if you tender options for exchange, any options granted to you between (a) the date that is six months preceding the date this Offer commences, and (b) the Cancellation Date that have a exercise price lower than the exercise price of any option you tender will automatically be tendered as well. This Offer commenced on November 29, 2004. This means that you will be required to tender any options granted to you on or May 29, 2004 that have a lower exercise price than any option grant you tender.

     Signatures. Any Election Form for a particular option grant must be executed by the optionee who tendered the option grant, exactly as the optionee’s name appears on the stock option agreement evidencing that option, or by the optionee’s duly authorized fiduciary or representative. If the Election Form is signed by such a fiduciary or representative (such as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity), the signatory must indicate on the Election Form his or her full title and provide proper evidence of his or her authority to act in that capacity.

     Determination of Validity; Rejection of Tendered Options. We will determine, in our discretion, all questions and interpretations as to the Election Form and other documents and the validity, eligibility (including time of receipt) and acceptance of tenders. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of eligible options, including those tendered on Election Forms that we determine are not in appropriate form or that we determine are unlawful to accept.

     Waiver of Defects; No Obligation to Give Notice of Defects. We reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular option grant or by any particular optionee. No tender of options will be deemed to have been properly made until all defects or irregularities have been waived by us or cured by the tendering optionee by the Expiration Time or such other time as we may determine. Neither we nor any other person is obligated to give notice of any defects or irregularities in Election Forms or any other documents relating to tendered options, and neither we nor any other person will incur any liability for failure to give any such notice. The Offer is a one-time offer and we will strictly enforce the Offer period, subject to our right to grant an extension of the Offer at our sole discretion.

     Your Tender and Our Acceptance Constitute an Agreement. Your tender of an option for cancellation and exchange in accordance with the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for exchange of an option you tender will constitute a binding agreement between you and us, upon the terms and subject to the conditions of the Offer. If we cancel an option you tender, the stock option agreement for that option will be cancelled automatically, without any further action by any party and regardless of whether you submit the agreement to us, and will be of no further force and effect.

5.	Withdrawal or Change of Election.

     You may withdraw or change your tender of one or more options that you have previously tendered at any time before the Expiration Time. In addition, if we have not accepted your election to tender by 9:00 p.m., Pacific time, on the 40th business day following the commencement of the Offer (which will be January 26, 2004, unless we extend the Offer), you may withdraw your election to tender after that time.

     To withdraw or change your election to tender, you must deliver to Jayme Vieth, our receptionist, using one of the methods of delivery described in Section 4, before the Expiration Time, a completed Notice of Change of Election, in which you specify the options you now elect to tender (omitting any options you no longer wish to tender). A properly submitted Notice of Change of Election will replace any previously submitted Election Form, and the previously submitted Election Form will be disregarded, to the extent specified in the Notice of Change of Election. In that event, you will be deemed to have tendered only the options listed (if any) on the Notice of Change of Election. You may not rescind a withdrawal or change of election: if you wish to add or delete option grants or make other changes to any Election Form or Notice of Change of Election, you must submit a new Notice of Change of Election. If your Notice of Change of Election does not list an option grant that you had previously listed on an Election Form, that option grant will not be deemed properly tendered for purposes of the Offer. In other words, the last properly submitted Notice of Change of Election will govern your election.

     Signatures. Any Notice of Change of Election for a particular option must be executed by the optionee who tendered the option, exactly as the optionee’s name appears on the stock option agreement evidencing that option, or by the optionee’s duly authorized fiduciary or representative. If the Notice of Change of Election is signed by such a fiduciary or representative (such as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity), the signatory must indicate on the Notice of Change of Election his or her full title and provide proper evidence of his or her authority to act in that capacity.

     Determination of Validity; Rejection of Change of Election. We will determine, in our discretion, all questions and interpretations as to the Notice of Change of Election and other documents and the validity, eligibility (including time of receipt) and acceptance of any change to or withdrawal of an election to tender. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all withdrawals of or changes to an election to tender, including those tendered on Notices of Change of Election that we determine are not in appropriate form or that we determine are unlawful to accept.

     No Obligation to Give Notice of Defects. Neither we nor any other person is obligated to give notice of any defects or irregularities in any Notice of Change of Election, and neither we nor any other person will incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any Notice of Change of Election. Our determination of these matters will be final and binding on all parties.

6. Acceptance and Cancellation of Options; Grant of Replacement Options; No Option Grants Between Cancellation and Replacement.

     Acceptance and Cancellation of Options. Upon the terms and subject to the conditions of the Offer, on the day following the Expiration Time (or as soon as practicable thereafter), we plan to accept for exchange and cancellation all options that have been properly tendered and not validly withdrawn before the Expiration Time. Once we cancel an option, you will no longer have any rights with respect to that option except for the right to receive the replacement option in accordance with the terms and conditions of the Offer.

     For purposes of the Offer, we will be deemed to have accepted options for exchange as of the time we give oral or written notice to the tendering optionees of our acceptance of the options for exchange. We may notify our optionees of the time of acceptance by press release. Subject to our rights to extend, terminate or amend the Offer, we currently plan to accept as soon as practicable after the Expiration Time all properly tendered options that are not validly withdrawn by that time.

     Grant of Replacement Options. Subject to the terms and conditions of the Offer, for each option that you tender and we accept, we will grant you a replacement option on the Replacement Grant Date. For example, if we accept options you properly tender by 9:00 p.m., Pacific time, on December 27, 2004, the scheduled Expiration Time, and cancel them on December 28, 2004, we will grant your replacement options on or about June 29, 2005. If we extend the Offer, the Replacement Grant Date will be correspondingly delayed. As promptly as practicable after the Cancellation Date, we will issue to you an Agreement to Grant Replacement Option with respect to each of your cancelled options, in which we will commit to grant to you, on a date no earlier than June 29, 2005, a replacement option to purchase the number of shares as were subject to your cancelled option (or the unexercised portion thereof), provided that your Service Status continues without interruption until the Replacement Grant Date. The terms of the replacement option will be as described in Section 2 of this Offering Memorandum.

     No Option Grants Between Cancellation and Replacement. Because current accounting rules would require us to record a variable compensation charge against our earnings for any grants, including performance-based or bonus grants or promotional grants, made during the period between the Cancellation Date and the Replacement Grant Date to participants in the option exchange program, participants will be ineligible to receive any option grants during that period. Any additional option grant(s) to you after the Replacement Grant Date will continue to be at our discretion.

7.	Conditions to the Offer; Waiver of Conditions.

     Conditions to the Offer. Notwithstanding any other provision of the Offer, we may terminate or amend the Offer or postpone our acceptance and cancellation of any options tendered for exchange (in each case, subject to Rule 13e-4(f)(5) under the Exchange Act), if at any time after the commencement of the Offer and before the Expiration Time, we determine that any of the following events has occurred and that, in our reasonable judgment and regardless of the circumstances giving rise to the event, the occurrence of the event makes it inadvisable for us to proceed with the Offer or with the acceptance and cancellation of options properly tendered for exchange:

•	any pending or threatened litigation or proceeding by any governmental, regulatory or administrative agency or authority that

(a)	directly or indirectly challenges the making of the Offer or the cancellation of some or all of the tendered options or the issuance of replacement options pursuant to the Offer, or otherwise relates in any manner to the Offer; or

(b)	in our reasonable judgment, could materially and adversely affect our business, financial condition, assets, income, operations or prospects or materially impair the contemplated benefits to us of the Offer;

•	any action pending, threatened or taken, any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, enacted, entered, amended, enforced or deemed to be applicable to the Offer or ESS by any court or any authority, agency or tribunal that could, in our reasonable judgment, directly or indirectly:

(a)	make acceptance of the tendered shares for exchange or the grant of replacement options for some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the Offer, or otherwise relate in any manner to the Offer;

(b)	delay or restrict our ability, or render us unable, to accept for exchange or grant replacement options for some or all of the tendered options;

(c)	materially impair the contemplated benefits to us of the Offer; or

(d)	materially and adversely affect our business, financial condition, assets, income, operations or prospects.

•	any change, development, clarification or position taken in generally accepted accounting standards that could or would require us to record a compensation expense against our earnings for financial reporting purposes in connection with the Offer;

•	announcement of such a merger or acquisition or the public disclosure of a tender or exchange offer for our common stock by another person or entity; or

•	any change in our business, financial condition, assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us or could materially impair the contemplated benefits to us of the Offer.

     Waiver of Conditions. The conditions to the Offer are for our benefit. We may assert them at our discretion, regardless of the circumstances from which they arise, before the Expiration Time. We may waive one or more of these conditions at our discretion, in whole or in part, with respect to all options and optionees, at any time and from time to time before the Expiration Time, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any right will not be deemed a waiver of that or any other right, and the waiver of any right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding on all persons.

8.	Source and Amount of Consideration.

     In exchange for each outstanding option properly tendered and accepted for cancellation and exchange, the tendering optionee will be entitled to receive a replacement option. The number of shares subject to the replacement option will be equal to the number of shares subject to the unexercised portion of the cancelled option, as adjusted for any stock splits, reverse stock splits, stock dividends or similar events that may occur between the Cancellation Date and the Replacement Grant Date.

     If we receive and accept tenders of all eligible options held by all optionees eligible to participate in the Offer, subject to the terms and conditions of the Offer, we will grant replacement options to purchase an aggregate of 8,801,938 shares of our common stock. The shares issuable upon exercise of the replacement options for options eligible for tender would represent approximately 99% of the shares subject to all options outstanding as of November 22, 2004 under our Stock Option Plans and approximately 22% of our common stock outstanding as of November 22, 2004.

     The only consideration that an optionee will receive for a tendered option we accept for exchange pursuant to the Offer is the right to receive the replacement option, on the terms and subject to the conditions of the Offer.

9. Effect of a Change of Control Before the Replacement Grant Date.

     It is possible that we could enter into a merger or other acquisition agreement with another entity before the Replacement Grant Date, although we have no plan to do so at this time. Our Agreement to Grant Replacement Option is a binding contract. Under contract law, any successor company to ESS would be obligated to honor that commitment unless it procures a waiver from the participating optionees. If, however, your Service Status did not continue with the acquiring company through the Replacement Grant Date, for any reason, you would lose your right to receive a replacement option or any other consideration for your cancelled option, just as you would had we not been acquired. Unless you were to enter into an employment agreement with the acquiring company, your employment or consulting relationship with that company would be at will, terminable by either party at any time and for any reason or no reason, and your employment or service could be terminated by the acquiring company before the Replacement Grant Date.

     In any event, effecting a merger or acquisition transaction could have a substantial effect on our stock price, including potentially substantial appreciation in the market price of our common stock. Depending on the structure of the transaction, tendering optionees might be deprived of any further price appreciation in the shares of common stock underlying their replacement options. For example, if our common stock were acquired in a cash merger before the Replacement Grant Date, the Fair Market Value on the Replacement Grant Date (and therefore the price at which we grant the replacement options) would likely be a price at or near the cash price paid for the shares of common stock in the transaction. Participating optionees would therefore not receive the benefit of any premium over Fair Market Value paid for our common stock and common stock equivalents in the transaction, because the exercise price of the replacement options would incorporate that premium. In addition, if we were to be acquired for stock consideration, tendering optionees might receive options to purchase shares of a different issuer (for example, if the surviving corporation is not ESS).

10.	U.S. Federal Income Tax Consequences.

     The following is a summary of the U.S. federal income tax consequences of the exchange of options pursuant to the Offer. This summary does not purport to be a complete description of all federal, state and foreign tax consequences of the Offer, and is based on U.S. federal tax law in effect as of the date of the Offer. The summary is subject to, and is qualified in its entirety by reference to, the provisions of the Stock Option Plans and the related forms of stock option agreements. Because the summary may not address all issues relevant to your personal circumstances or to the country in which you live and work, you should consult with your own tax and financial advisors to determine the tax and other financial consequences of the Offer that may be applicable to you.

     Nontaxable Exchange. We believe that the cancellation and exchange of options pursuant to the terms of the Offer will be treated as a nontaxable exchange for U.S. federal income tax purposes. This means that you should not be required to recognize taxable income at the time your options are cancelled or at the time we grant you the replacement options.

     ISO Status. If the cancelled option was an ISO, the replacement option will be an ISO to the extent permitted by applicable law. Because the replacement option will be treated as a new grant under U.S. federal tax law, however, the replacement option must satisfy the ISO requirements as of the Replacement Grant Date. For example, the Code provides that, to the extent the aggregate exercise price of shares subject to ISOs held by an optionee that first become exercisable in any calendar year exceeds $100,000, the portion that exceeds $100,000 will be treated as an NSO. Both the portion of your replacement ISO(s) that are vested on the Replacement Grant Date and the portion of your replacement ISO(s) that become vested during the remainder of the 2005 calendar year count toward your $100,000 limit. As a result, all or part of your replacement option(s) may not qualify for ISO treatment. In addition, the two-year holding period required for favorable tax treatment of ISOs will restart on the Replacement Grant Date. Also, notwithstanding anything stated herein, if you are a 10% stockholder, any replacement option granted to you as an ISO will have an exercise price equal to 110% of the Fair Market Value on the Replacement Grant Date. If you elect not to tender any options, your choice not to participate in the Offer will not affect any ISO you hold.

     Tax Consequences Related to Exercise of ISOs. You are not subject to U.S. federal income tax upon the exercise of an ISO. We will not be entitled to a tax deduction because of your exercise. If you sell the shares you receive upon the exercise of an ISO both more than one year after you exercise the ISO and more than two years after you were granted the ISO, the sale will result in the realization of long-term capital gain or loss in the amount of the difference between the amount you realized on the sale and your exercise price for the shares. Generally, if you sell or dispose of the shares before the foregoing holding requirements have passed, referred to as a “disqualifying disposition,” you will recognize ordinary income, and we will receive a corresponding deduction, equal to the lesser of (a) the amount by which the fair market value of the shares on the date of exercise exceeds the exercise price and (b) the excess of the amount you realized on the disposition over the exercise price.

     As described above, the favorable tax treatment associated with ISOs is available to you only to the extent that the value (as determined at the time of grant, based on the exercise price) of the shares covered by the ISO that are first exercisable in any single calendar year does not exceed $100,000. If ISOs that cover an aggregate amount of shares in excess of $100,000 become exercisable in the same calendar year, the excess will be treated as an NSO.

     Tax Consequences Related to Exercise of NSOs. When you exercise an NSO, the amount by which the fair market value of the shares on the date of exercise exceeds the exercise price will be taxed to you as ordinary income. We will be entitled to a deduction in the same amount. In general, your tax basis in the shares you acquire by exercising an NSO is equal to the fair market value of the shares on the date of exercise. Upon a subsequent sale of any of these shares in a taxable transaction, you will realize capital gain or loss, which will be either long-term or short-term, depending on whether you held the shares for more than a year before the sale, in an amount equal to the difference between your basis in the shares and the sales price.

     Alternative Minimum Tax. You must pay alternative minimum tax (“AMT”) in a particular year when it exceeds your regular U.S. federal income tax for that year. AMT is calculated based on alternative minimum taxable income, which is taxable income for U.S. federal income tax purposes, modified by certain adjustments and increased by tax preference items. The acquisition and disposition of shares acquired upon exercise of ISOs may subject you to AMT.

     This Offering Memorandum discusses only generally U.S. federal income tax consequences of the Offer. If you live and work in another country, you should consult your own tax and financial advisors to determine the tax, social insurance and other financial consequences of the Offer applicable to your personal circumstances and the country in which you live and work.

11.	Information About ESS.

     Company Description. We design, develop and market highly integrated analog and digital processor chips, imaging sensor chips, digital amplifiers, and camera lens modules. Our digital processor chips are the primary processors driving digital video and audio devices, including DVD, Video CD (“VCD”), consumer digital audio players, and digital media players. Our imaging sensor chips utilize advanced Complimentary Metal Oxide Semiconductor (“CMOS”) sensor technology to capture an image for cellular camera phone applications. Our digital amplifiers boost the digital sound to a level required to drive loudspeakers, in such applications as DVD and CD players, home theater systems, audio receivers, boom boxes and television sets. Our camera lens modules provide camera capabilities to electronic devices such as cellular phones and Personal Digital Assistants (“PDAs”). We have also developed and marketed encoding processors to address the growing demand for digital video recorders (“DVRs”) and recordable DVD players. We believe that multi-featured DVD, DVR and recordable DVD players will serve as a platform for the digital home system (“DHS”), integrating various digital home entertainment and information delivery products into a single box. We are also a supplier of chips for use in modems, other communication devices, and PC audio products. Our chips use multiple processors and a programmable architecture that enable us to offer a broad array of features and functionality. We focus on our design and development strengths and outsource all of our chip fabrication and assembly as well as the majority of our test operations.

     We market our products worldwide through our direct sales force, distributors and sales representatives. Substantially all of our sales are to customers in China, Hong Kong, Taiwan, Japan, Korea, Turkey and Singapore. We employ sales and support personnel located outside of the United States in China, Taiwan, Hong Kong, Korea and Japan to support these international sales efforts. We expect that international sales will continue to represent a significant portion of our net revenues. In addition, substantially all of our products are manufactured, assembled and tested by independent third parties in Asia. We also have a limited number of employees engaged in research and development efforts outside of the United States. There are special risks associated with conducting business outside of the United States.

     Company History. ESS was incorporated in California in 1984 and became a public company in 1995. On June 9, 2003, we acquired 100% of the outstanding shares of Pictos Technologies, Inc., a Delaware corporation. On August 15, 2003, we acquired 100% of the outstanding shares of Divio, Inc., a California corporation.

     The company’s legal and commercial name is ESS Technology, Inc. The main office is located at 48401 Fremont Blvd., Fremont, California 94538. The telephone number is (510) 492-1088.

12. Financial Information.

     Financial Information. We incorporate by reference into this Offering Memorandum the financial information set forth in the section entitled “Item 8. Financial Statements and Supplementary Data” on pages 43 to 76 of our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 15, 2003, and in the section entitled “Financial Statements” on pages 3 to 18 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 9, 2004.

     Copies of our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 are available free of charge on the SEC’s Web site and from ESS upon request. See the section of this Offering Memorandum entitled “Additional Information” for instructions on obtaining copies of these and of other filings we have made with the SEC, including filings that contain our consolidated financial statements.

     Selected Financial Data. Set forth below is a selected summary of our financial information. The financial data for the years ended December 31, 2003 and 2002 are derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003. The financial data as of September 30, 2004 and for the 9 months ended September 30, 2004 and 2003 are derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. This financial data should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

	Year Ended		Nine Months Ended
	December 31,		September 30,
	2003	2002	2004	2003
	(In thousands, except per share data)
Statement of Operations Data:
Net revenues	$195,273	$273,442	$214,169	$112,405
Cost of revenues	132,690	176,454	171,756	77,639

Gross profit	62,583	96,988	42,413	34,766
Operating expenses:
Research and development	33,184	26,964	28,848	23,676
In-process research and development	2,690	—	—	2,690
Selling, general and administrative	31,761	34,170	31,687	22,208

Operating income (loss)	(5,052)	35,854	(18,122)	(13,808)
Non-operating income (loss), net	45,946	2,407	2,698	44,472

Income (loss) before provision for income taxes	40,894	38,261	(15,424)	30,664
Provision for (benefit from) income taxes	15,603	984	(732)	14,127
Net income (loss)	$25,291	$32,277	$(14,692)	$16,537
Net income (loss) per share:
Basic	$0.64	$0.85	$(0.37)	$0.42
Diluted	$0.61	$0.80	$(0.37)	$0.40
Weighted average common shares:
Basic	39,517	44,044	39,425	36,669

Diluted	41,238	46,731	39,425	40,925

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$164,846	$199,102	$113,128	$103,960
Working capital	$145,221	$210,001	$132,632	$140,294
Total assets	$352,593	$281,602	$309,496	$305,124
Current liabilities	$113,804	$44,558	$85,379	$77,946
Total shareholders’ equity	$227,081	$229,368	$213,178	$214,252

     Book Value Per Share. The book value per share of our common stock at the end of the three months period ended September 30, 2004 (the date of our most recent balance sheet presented) is $5.39.

     Computation of Ratio of Earnings to Fixed Charges. The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is the sum of pre-tax income or loss from continuing operations and fixed charges, and fixed charges is the sum of (a) all interest, whether expensed or capitalized, (b) amortization of debt issuance costs, (c) discounts or premiums related to indebtedness and (d) the estimated interest component of rental expense.

Ratios of Earnings to Fixed Charges

	Nine Months Ended		Year Ended December 31,
	September 30, 2004		2003		2002
	(Unaudited, Dollars in Thousands)
Earnings:
Income (loss) before income taxes	$(15,424)		$40,894		$38,261
Add: Fixed charges	1,805		1,378		972

	$(13,619)		$42,272		$39,233

Fixed Charges:
Interest	$—		$30		$9
Capitalized interest	—		—		—
Amortized debt issuance cost	—		—		—
Discounts or premiums related to indebtedness	—		—		—
Estimated interest component of rental expense	1,805		1,348		963

	$1,805		$1,378		$972

Ratio of Earnings/(Loss) to Fixed Charges	(7.5	)x	30.7	x	40.4	x

13. Price Range of Common Stock; Dividends; Prior Public Offerings; Prior Purchases of Subject Securities.

     Price Range of Common Stock. The common stock underlying the options are quoted on the Nasdaq National Market under the symbol “ESST”. The following table shows the high and low closing bid prices of our common stock for the end of each fiscal quarter indicated below, as reported on Nasdaq. Such quotations reflect inter-dealer prices, without mark-up, mark-down, or commission and may not necessarily reflect actual transactions.

	High	Low
2004
Third Quarter	9.88	6.35
Second Quarter	15.9	10.28
First Quarter	19.23	12.4
2003
First Quarter	7.09	5.40
Second Quarter	9.75	6.04
Third Quarter	11.22	8.54
Fourth Quarter	17.40	11.11
2002
First Quarter	25.99	16.81
Second Quarter	21.98	12.76
Third Quarter	20.25	5.91
Fourth Quarter	9.32	4.28

     As of November 24, 2004, the last reported closing bid price of our common stock on Nasdaq was $7.16 per share. In addition to the other information you should consider in deciding whether to tender or hold your options, you should obtain current market quotes for our common stock.

     Dividends. We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

     Prior Public Offerings. On February 1, 2002, we commenced a public offering of 4,800,000 shares of our common stock at a price of $19.38 per share. We sold 2,500,000 shares, and 2,300,000 shares were sold by selling shareholders. ESS did not receive any of the proceeds from the sale of shares by the selling shareholders. The selling shareholders further granted an over-allotment option of 720,000 shares to underwriters, which the underwriters exercised on February 19, 2002. Net of underwriting discount, we received proceeds of approximately $45.6 million before expenses.

     In October 1995, we conducted an initial public offering that generated net proceeds of approximately $60.7 million.

     Prior Purchases of Subject Securities. In August 1998, the Company exchanged options granted under the Company’s 1995 Equity Incentive Plan and 1997 Equity Incentive Plan with an exercise price greater than $7.69 per share and covering a total of approximately 3,380,000 shares for options with an exercise price of $7.69 per share.

14. Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options.

     Interests of Directors and Officers. Our directors who are employees and our executive officers are eligible to participate in the Offer. We understand that the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer of the Company intend to tender certain of their options in the exchange.

     A schedule of our directors and executive officers, including information regarding the beneficial ownership of eligible options by each such director and executive officer, is attached to this Offering Memorandum as Schedule A. As of November 22, 2004, our executive officers and nonemployee directors as a group held outstanding options under the Stock Option Plans to purchase an aggregate of 2,465,224 shares of our common stock. This number of shares represented approximately 28% of the shares of common stock subject to all options outstanding under the Stock Option Plans as of that date and approximately 27% of the shares of common stock subject to options outstanding under all of our stock option plans as of that date.

     Transactions in the Options. In the 60 days before and including November 29, 2004, we effected the following transactions involving options to purchase our common stock under the Stock Option Plans.

•	we granted options to purchase an aggregate of 58,000 shares of common stock to newly hired employees; and

•	we granted options to purchase an aggregate of 40,834 shares of common stock to employees as performance grants.

     None of our executive officers (or the executive officers and directors of our subsidiaries) engaged in any transactions involving options to purchase our common stock under the Stock Option Plans in the 60 days before and including November 29, 2004. In connection with the Annual Meeting of our Stockholders, the following directors received options under the Stock Option Plans to purchase the number of shares set forth below on November 5, 2004:

Gary L. Fischer	10,834
David S. Lee	5,000
Peter T. Mok	5,000
Alfred J. Stein	5,000

     Agreements Involving the Options. We have provided for the grant of options in stock option grant notices, agreements, offer letters and employment agreements with employees and consultants.

     Except as described above, there are no agreements, arrangements or understandings between us or our (or our subsidiaries’) directors or officers and any other person with respect to options to purchase our common stock.

15. Status of Options Acquired in the Offer; Accounting Consequences of the Offer.

     Status of Options Acquired in the Offer. We will cancel the options we acquire in the Offer and return the shares of common stock subject to those options to the option pool of the Stock Option Plan from which the cancelled options were granted, where those shares will be available for the replacement option grants. To the extent the number of shares returned to the option pool upon cancellation of tendered options exceeds the number of shares we reserve for issuance upon the exercise of replacement options granted on the Replacement Grant Date, those shares will be available for future grants to eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market.

     Accounting Consequences of the Offer. We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the Offer, for the following reasons:

•	we will not grant any replacement options for at least six months and one day after we cancel options tendered pursuant to the Offer;

•	the exercise price of the replacement options will be equal to the Fair Market Value of our common stock on the Replacement Grant Date; and

•	we are requiring the automatic tender of any options granted to a participant in the Offer between the date that is six months preceding the date the Offer commences and the Cancellation Date that have an exercise price lower than the exercise price of any option the participant tenders.

     If we were to grant the replacement options earlier than six months and one day after the Cancellation Date, we would face onerous accounting charges because the replacement options would be treated as variable awards for financial reporting purposes. We would be required to record, in each quarter, a compensation expense against our earnings equal to the difference between the then Fair Market Value of the replacement options and the exercise price of the replacement options. The higher the Fair Market Value of our common stock, the greater the compensation expense we would have to record against our earnings. This variable accounting and resulting quarterly charges would continue until the replacement options were exercised, cancelled or terminated.

     By deferring the grant of the new options for at least six months and one day, we believe we will avoid variable accounting treatment for the replacement options.

16. Legal Matters; Regulatory Approvals.

     Legal Matters. If we are prohibited by applicable laws or regulations from granting replacement options during a period of reasonable length beginning immediately after the day that is six months and one day from the Cancellation Date, we will not grant replacement options. Although we are currently unaware of and do not anticipate any such prohibition, such a prohibition could result from future changes in SEC rules, regulations or policies or Nasdaq listing requirements. We will make all reasonable efforts to effect the transactions contemplated by the Offer, however, and expect to complete the Offer on the terms described in this Offering Memorandum. If the cancellation of tendered options or the grant of replacement options is prohibited, however, we will not grant you any replacement options and you will not receive a replacement option, the return of your cancelled option or any other compensation for your cancelled option.

     Regulatory Approvals. We are not aware of any material license or regulatory permit for our business that would be adversely affected by, or of any approval or other action by any domestic or foreign governmental, administrative or regulatory authority or agency that would be required for, our acquisition, cancellation and replacement of options as contemplated by the Offer. Should any such approval or other action be required or advisable, we presently contemplate that we would seek to obtain the approval or take the action. If we are unable to do so on acceptable terms, adverse consequences to our business or the Offer could result.

     Our obligation under the Offer to accept tendered options for exchange and to grant replacement options is subject to the terms and conditions of the Offer.

17. Extension of Offer; Termination; Amendment; Notification.

     Right to Extend, Terminate, Delay. We expressly reserve the right, in our sole discretion, at any time and from time to time before the Expiration Time to extend the period of time during which the Offer is open and thereby delay the acceptance of any options tendered for exchange, by giving oral or written notice of such extension to our eligible optionees or making a public announcement of such extension. We also expressly reserve the right, in our reasonable judgment, at any time before the Expiration Time, to terminate the Offer or to postpone our acceptance and cancellation of any options tendered for exchange by giving oral or written notice of such termination or postponement to our eligible optionees or by making a public announcement of such termination or postponement. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-(f)(5) under the Exchange Act, which requires that we must pay the compensation offered or return the options tendered promptly after termination or withdrawal of a tender offer.

     Right to Amend. Subject to applicable law, we further reserve the right, in our sole discretion, at any time and from time to time before the Expiration Time, and regardless of whether we have deemed any event listed in Section 7 to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the compensation offered in the Offer to eligible optionees or by decreasing or increasing the number of options we seek to acquire in the Offer), by making public announcement of the amendment.

     If we materially change the terms of the Offer or the informational materials concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

     Notification. If we decide to extend the Offer, we will notify you of the extension no later than 6:00 a.m., Pacific time, on December 28, 2004. We will disseminate promptly to our optionees any public announcement we make in connection with the Offer, in a manner reasonably designed to inform them of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

     If we take any of the following actions, we will publish notice or otherwise inform you in writing of the action:

•	we change the compensation to be offered for cancelled options;

•	we decrease the number of options eligible to be tendered in the Offer; or

•	we increase the number of options eligible to be tendered in the Offer by an amount that exceeds 2% of the shares issuable upon the exercise of options eligible for tender immediately before the increase.

If the Offer is scheduled to expire at any time before the tenth business day after, and including, the date that we first give notice of such an increase or decrease, we will extend the Offer to a date that is at least 10 business days following the notice. We will also notify you of any other material change in the information contained in this Offering Memorandum.

     For purposes of the Offer, a “business day” is any day other than Saturday, Sunday or a U.S. federal holiday.

18. Fees and Expenses.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to the Offer.

19. Additional Information.

     We file annual and current reports and other information with the SEC.

     Our SEC filings are available to the public over the Internet at the SEC’s Web site at http://www.sec.gov.

     The SEC’s Web site contains reports and other information regarding issuers, such as ESS, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

     You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549.

     Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

     The SEC allows us to “incorporate by reference” into this Offering Memorandum the information we have filed with the SEC, which is considered to be a part of this Offering Memorandum. We incorporate by reference the following documents:

•	Our annual report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 31, 2003;

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 9, 2004; and

•	The description of the our shares of common stock, which is contained in the Registrant’s Form 8-A Registration Statement filed under Section 12 of the Exchange Act on October 5, 1995, including any amendment or report filed for the purpose of updating such description.

     The most recent information that we file with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this Offering Memorandum as of the date on which the document is filed, and any older information that has been modified or superceded will not be deemed to be part of this Offering Memorandum. If you find inconsistencies between any of these documents, or between an SEC document and this Offering Memorandum, you should rely on the statements made in the most recent document.

     Upon request, we will provide you with a copy of the SEC filings that have been incorporated by reference in this Offering Memorandum. You may request a copy of these filings, free of charge, by contacting:

ESS Technology, Inc.
Attention: Investor Relations
48401 Fremont Blvd.
Fremont, California 94538
Telephone: (510) 492-1088

     The information contained in this Offering Memorandum should be read together with the information contained in these SEC documents to which we have referred you.

20. Miscellaneous

     Forward-Looking Statements. This Offering Memorandum, the accompanying documents and the SEC filings listed above contain forward-looking statements, which provide our current expectations or forecasts of future events. We use words such as “anticipates,” “believes,” “expects,” “future” and “intends,” and similar expressions, to identify forward-looking statements, but the absence of these words does not mean that the statement is not forward-looking. Forward-looking statements include statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. They are subject to known and unknown risks and uncertainties and inaccurate assumptions that could cause our actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in the section entitled “Risk Factors Relating to the Offer” in this Offering Memorandum and the section entitled “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Future Results” in our Annual Report on Form 10-K for the year ended December 31, 2003. You should not unduly rely on these forward-looking statements, which apply only as of the date of the document in which they are contained.

     Compliance With Applicable Law. We are not aware of any jurisdiction in which the making of the Offer does not comply with applicable law. If we become aware of any jurisdiction in which the making of the Offer does not comply with applicable law, we will make a good-faith effort to comply with such law. If, after our good-faith effort, we cannot comply with applicable law, we will not make the Offer to, and we will not accept tenders from or on behalf of, the optionees residing in that jurisdiction.

     No Recommendation; Unauthorized Representations. We have not authorized any person to make any recommendation on our behalf as to whether you should tender, or refrain from tendering, your options pursuant to the Offer. We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and representations contained in this Offering Memorandum and the accompanying forms. You should rely only on the information contained in this Offering Memorandum, the accompanying forms and the SEC filings to which we have referred you, and you should not rely on any recommendation or any representation or information from any other source as having been authorized by us.

GLOSSARY OF DEFINED TERMS

Business Day	Any day other than Saturday, Sunday or a U.S. federal holiday.

Cancellation Date	The date on which ESS cancels your tendered option(s), which will be one day (or as soon as practicable thereafter) after the Expiration Time.

Expiration Time	The time before which options must be tendered for exchange in order to participate in the option exchange program, which is 9:00 p.m., Pacific time, on December 27, 2004 (or, if the Offer is extended, 9:00 p.m., Pacific time, on the last day of the extended Offer period).

Fair Market Value	The closing sales price of one share of our common stock, as reported on the Nasdaq National Market.

ISO	Incentive stock option.

NSO	Nonqualified stock option.

Offer	Offering Memorandum, Election Form, Notice of Change of Election and Agreement to Grant Replacement Option.

Offering Memorandum	Disclosure document for the Offer to Exchange Certain Outstanding Stock Options.

Replacement Grant Date	The date on which we will grant replacement options, which will be the date that is six months and one day (or as soon as practicable thereafter) after the Cancellation Date.

SEC	The Securities and Exchange Commission.

Service Status	Your relationship as an employee or consultant (as applicable) of ESS, its subsidiary or any successor company in a merger or acquisition (as applicable).

Stock Option Plans	2002 Non-Executive Stock Option Plan, 1997 Equity Incentive Plan and 1995 Equity Incentive Plan.

SCHEDULE A

Information Concerning the Directors and Executive Officers of
ESS Technology, Inc.

     The directors and executive officers of ESS Technology, Inc., their titles and the number of shares underlying eligible options held by each as of November 22, 2004, are as follows:

Fred S.L. Chan	Chairman of the Board	1,130,000
Robert L. Blair	President, Chief Executive Officer and Director	1,002,733
James B. Boyd	Chief Financial Officer and Assistant Secretary	270,000
Gary L. Fischer	Director	0
David S. Lee	Director	0
Peter T. Mok	Director	0
Alfred J. Stein	Director	0

     The address of each director and executive officer is: c/o ESS Technology, Inc., 48401 Fremont Blvd., Fremont, California 94538.